TASTE OF NATURE, INC.

FINANCIAL REPORT

YEAR ENDED DECEMBER 31, 2025

TABLE OF CONTENTS

CITRUS AUDIT GROUP

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders

Taste of Nature, Inc.

Opinion

We have audited the accompanying financial statements of Taste of Nature, Inc. (the Company), a California corporation, which comprise the statement of financial position as of December 31, 2025, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Taste of Nature, Inc. as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Taste of Nature, Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Citrus Audit Group LLC
San Antonio, TX
EIN:39-3401992

Firm ID Number: 1200

Date: October 2, 2026

Taste of Nature, Inc.
Statement of Financial Position
As of December 31, 2025

	$ (USD)
Assets	
Current assets	
Cash and cash equivalents	2,141,755
Accounts receivable, net of allowance for credit losses of $157,705	2,803,652
Inventory	4,801,270
Prepaid expenses and other current assets	918,290
Total current assets	**10,664,967**
Non-current assets	
Property and equipment, net	682,200
Operating lease right-of-use asset	1,016,996
Other assets	122,744
Due from stockholders and related parties	1,051,674
Total non-current assets	**2,873,614**
Total assets	**13,538,581**
Liabilities and Stockholders' Equity	
Current liabilities	
Accounts payable	1,906,357
Credit cards payable	113,925
Other current liabilities	1,112,193
Current portion of long-term debt	586,016
Current portion of operating lease liability	741,444
Total current liabilities	**4,459,935**
Non-current liabilities	
Long-term debt, net of current portion	3,304,794
Operating lease liability, net of current portion	394,480
Total non-current liabilities	**3,699,274**
Total liabilities	**8,159,209**
Stockholders' equity	
Capital stock	3,114,047
Retained earnings	2,265,325
Total stockholders' equity	**5,379,372**
Total liabilities and stockholders' equity	**13,538,581**

See Notes to the Financial Statements.

Taste of Nature, Inc.
Statement of Operations
For the year ended December 31, 2025

	$ (USD)
Revenue	32,703,447
Cost of goods sold	(21,429,534)
Gross profit	**11,273,913**
Operating expenses	
Payroll	(3,040,555)
Factory expense	(1,515,018)
Advertising	(1,474,881)
Rent	(1,525,433)
Depreciation	(1,133,068)
Consulting	(558,784)
Licenses and permits	(540,608)
Professional fees	(443,764)
Insurance	(324,141)
Travel and entertainment	(166,401)
Software and internet	(138,971)
Office expense	(41,929)
Administrative	(26,731)
Bank charges and doubtful accounts	(526)
Total operating expenses	**(10,930,810)**
Other income (expense)	
Other income	114,865
Interest expense	(223,958)
Other expenses	(3,582)
Total other income (expense)	**(112,675)**
Income before income taxes	**230,428**
Income tax benefit	138,681
Net income	**369,109**

See Notes to the Financial Statements.

Taste of Nature, Inc.
Statement of Changes in Stockholders' Equity
For the year ended December 31, 2025

	Capital Stock $ (USD)	Retained Earnings $ (USD)	Total $ (USD)
Balance, December 31, 2024	**3,114,047**	**1,896,216**	**5,010,263**
Net income	–	369,109	369,109
Stockholder contributions	–	–	–
Stockholder distributions	–	–	–
Balance, December 31, 2025	**3,114,047**	**2,265,325**	**5,379,372**

See Notes to the Financial Statements.

Taste of Nature, Inc.
Statement of Cash Flows
For the year ended December 31, 2025

	$ (USD)
Operating activities	
Net income	369,109
Adjustments to reconcile net income to net cash used in operations:	
Depreciation	1,133,068
Non-cash operating lease expense	118,928
Changes in operating assets and liabilities:	
Increase in accounts receivable	(869,079)
Increase in inventory	(933,196)
Increase in prepaid expenses and other current assets	(235,235)
Decrease in other assets	3,301
Decrease in accounts payable and other liabilities	(553,515)
Net cash used in operating activities	**(966,619)**
Investing activities	
Purchases of property and equipment	(81,067)
Advances to related parties	(621,464)
Repayments from related parties	130,000
Net cash used in investing activities	**(572,531)**
Financing activities	
Proceeds from borrowings	3,201,039
Repayments of borrowings	(650,142)
Net cash provided by financing activities	**2,550,897**
Net increase in cash and cash equivalents	**1,011,747**
Cash and cash equivalents at beginning of year	1,130,008
Cash and cash equivalents at end of year	**2,141,755**
Supplemental cash flow information:	
Cash paid for interest	218,911
Cash paid for income taxes	10,260
Income tax refunds received	148,941
Non-cash investing activities:	
Vendor credit applied against accounts payable and equipment	960,193
Prepaid expenses reclassified to due from stockholders	560,210

See Notes to the Financial Statements.

Taste of Nature, Inc.
Notes to the Financial Statements
December 31, 2025

NOTE 1 — NATURE OF OPERATIONS

Taste of Nature, Inc. (the Company) is a corporation organized under the laws of the State of California on June 22, 1992. The Company is recognized as a worldwide leader in cookie dough confections (Cookie Dough Bites®) and snacks. The Company is a leader in pre-packaged cotton candy with its Swirlz® Cotton Candy brand, as well as Hawaiian Punch® and Dr Pepper® cotton candies. The Company is an innovator of chocolate-covered gummi bears (Muddy Bears®) and manufactures edible cookie dough known as Doughlish®. The Company also bakes and sells Mrs. Fields® shelf-stable cookies and markets other candies such as Shari® Candies, Sqwigglies® and giant gummies such as Ginormous® Gummi Bears and Snake Bitez™ Gummi Snakes.

The Company primarily sells its products to a wide variety of retailers including grocery stores, drug chains, convenience stores, mass market retailers, specialty market retailers, online sellers, vending operators, movie theatres and concession stands.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). The Company has no subsidiaries, and these financial statements present the Company alone. Amounts are presented in whole dollars and individual line items may not sum precisely to subtotals due to rounding.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates inherent in the preparation of these financial statements include, but are not limited to, the useful lives of fixed assets and the valuation of inventory.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash and cash equivalents. Cash and cash equivalents are recorded at cost, which approximates fair value. As of December 31, 2025, cash consists primarily of checking and savings deposits and PayPal balances, and totaled $2,141,755.

Concentration of Credit Risk

The Federal Deposit Insurance Corporation (FDIC) insures $250,000 per depositor, per insured depository institution, for each account ownership category. As of December 31, 2025 the Company held deposits of $1,851,962 in excess of insured limits. The Company has not experienced any losses on uninsured cash balances and management considers the risk on cash balances to be low.

Accounts Receivable

Accounts receivable are stated at amortized cost less an allowance for credit losses. The Company measures expected credit losses over the contractual life of its receivables at each reporting date. The allowance is determined on a pooled basis for receivables that share similar risk characteristics, using historical loss experience and the aging of balances, adjusted for the financial condition of individual customers and for current conditions and reasonable and supportable forecasts that differ from the conditions existing over the historical period. Receivables for which those risk characteristics are not shared are evaluated individually. Balances are written off when management concludes that they are no longer collectible, and subsequent recoveries are credited to the allowance. As of December 31, 2025, accounts receivable totaled $2,961,357 before an allowance for credit losses of $157,705, and $2,803,652 net of that allowance.

Inventory

Inventory is stated at the lower of cost or net realizable value.

Cost is determined on the first-in, first-out (FIFO) basis. For raw materials and packaging, cost comprises purchase cost. For work in process and finished goods, cost comprises the cost of materials together with the labor and production overhead incurred in bringing the inventory to its present location and condition. Inventory is reviewed for slow-moving, expired and obsolete items, against which a reserve is recorded. As of December 31, 2025, inventory totaled $4,801,270, net of an inventory reserve of $282,567.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is charged to expense using the straight-line method over the estimated useful lives of the assets. The Company generally capitalizes assets with an original cost in excess of $5,000.

Leases

The Company determines whether an arrangement is or contains a lease at inception. Operating leases with a term of more than twelve months are recognized as a right-of-use asset and a corresponding lease liability, measured at the present value of the fixed lease payments remaining over the lease term, discounted using the Company's incremental borrowing rate where the rate implicit in the lease is not readily determinable. Lease cost is recognized on a straight-line basis over the lease term. Payments that vary with an index, rate or usage, and payments for operating costs, real estate taxes, insurance and utilities, are excluded from the measurement of the lease liability and are recognized as variable lease cost in the period in which the obligation is incurred.

Income Taxes

The Company is a C corporation and is subject to federal income tax and to income and franchise taxes in the states in which it operates. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the carrying amounts of assets and liabilities in the financial statements and their respective tax bases, and for operating loss carryforwards. A valuation allowance is recorded against deferred tax assets where, in the judgment of management, it is more likely than not that some or all of the asset will not be realized. The Company's federal income tax filings for 2025 will remain subject to review by the U.S. Internal Revenue Service until 2029.

Revenue Recognition

The Company's primary source of revenue is the sale of confectionery and snack products. Revenue is recognized when control of the products transfers to the customer, which generally occurs upon shipment. Revenue is recorded at the amount the Company expects to receive, net of expected returns, trade discounts and customer allowances. Amounts received from customers before the applicable revenue recognition criteria are met are recorded as customer deposits.

NOTE 3 — PROPERTY AND EQUIPMENT

Property and equipment consisted of the following as of December 31, 2025:

	$ (USD)
Machinery and equipment – baked line	1,251,242
Plant and equipment – Wheeling facility	3,927,752
Leasehold improvements – Wheeling facility	2,354,252
Printing plates, dies and pre-press	577,016
Other property and equipment	169,847
Property and equipment, at cost	**8,280,109**
Less: accumulated depreciation	(7,597,909)
Property and equipment, net	**682,200**

Depreciation expense for the year ended December 31, 2025 was $1,133,068.

NOTE 4 — OTHER CURRENT LIABILITIES

Other current liabilities consisted of the following as of December 31, 2025:

	$ (USD)
Accrued expenses	440,301
Retention payable	420,253
Accrued pension and profit sharing	165,266
Deferred income	45,385
Dividends payable	40,988
Total other current liabilities	**1,112,193**

NOTE 5 — LONG-TERM DEBT

Long-term debt consisted of the following as of December 31, 2025:

	$ (USD)
Line of credit with American Commercial Bank & Trust	3,101,039
Term loan with American Commercial Bank & Trust	789,771
Total long-term debt	**3,890,810**
Less: current portion	(586,016)
Long-term debt, net of current portion	**3,304,794**

The term loan originated on April 30, 2024 with an original principal balance of $1,687,619. The loan bears interest at 6.25% and requires monthly principal and interest payments of $51,601 through April 30, 2027. As of December 31, 2025, $586,016 was due within one year and is classified as a current liability.

The line of credit had a $4,000,000 borrowing limit and an outstanding balance of $3,101,039 as of December 31, 2025. The facility bears interest at a variable rate, which was 6.25% at year-end, and was scheduled to mature on April 30, 2026. On April 30, 2026, the facility was renewed through April 30, 2027 and increased to $5,500,000, under which the balance outstanding as of December 31, 2025 remained outstanding and is repayable in a single payment at maturity. Accordingly, the outstanding balance is classified as a non-current liability.

Scheduled maturities of long-term debt as of December 31, 2025 are as follows:

Year ending December 31,	$ (USD)
2026	586,016
2027	3,304,794
2028	–
2029	–
2030 and thereafter	–
Total	**3,890,810**

Interest expense, including loan fees, totaled $223,958 for the year ended December 31, 2025.

NOTE 6 — LEASES

The Company leases its manufacturing and distribution facility in Wheeling, Illinois from TON Wheeling Holdings, LLC, an entity under common control with the Company. The lease is classified as an operating lease and has an initial term from July 1, 2024 through June 30, 2027, with one three-year renewal option. Subsequent to December 31, 2025, the Company exercised the renewal option, extending the lease through June 30, 2030.

Base rent for the renewal term is set at the greater of 103% of the base rent in effect immediately before the expiration date and prevailing fair market rent. The landlord may terminate the lease at any time on not less than six months' written notice. The leasehold improvements the Company has funded at the facility became the property of the landlord on installation under the terms of the lease.

The right-of-use asset and lease liability were measured using the incremental borrowing rate of 6.250%, no rate being implicit in the lease. That rate was determined at the commencement of the lease by reference to the fixed rate of 6.250% on the Company's collateralized term loan from American Commercial Bank & Trust, which was originated in April 2024 for a term of 36 months (Note 5), and which management considers to approximate the rate the Company would have to pay to borrow, on a collateralized basis and over a term similar to the lease term, an amount equal to the lease payments. Base rent is recognized as an expense on a straight-line basis over the lease term. Amounts payable in respect of operating costs, real estate taxes, insurance and utilities are not fixed and are recognized as variable lease cost in the period incurred.

Lease cost for the year ended December 31, 2025 was as follows:

	$ (USD)
Operating lease cost	693,337
Variable lease cost	768,463
Total lease cost	**1,461,800**

Operating lease cost of $693,337 is the straight-line charge described above. Base rent charged by TON Wheeling Holdings, LLC for the year was $574,409. The difference of $118,928 between the cost recognized and the base rent charged arises principally because three rent-free months were granted at the beginning of the term and because base rent increases in each successive year of the term; it is a non-cash charge and is presented as such in the statement of cash flows. Cash paid for amounts included in the measurement of operating lease liabilities during the year ended December 31, 2025 was $574,409. As of December 31, 2025 the weighted average remaining lease term was 1.5 years and the weighted average discount rate was 6.250%.

Maturities of operating lease liabilities as of December 31, 2025 are as follows:

Year ending December 31,	$ (USD)
2026	787,521
2027	399,621
Total undiscounted lease payments	**1,187,142**
Less: imputed interest	(51,218)
Total operating lease liabilities	**1,135,924**

Rent in the statement of operations also includes $63,633 in respect of other rental arrangements, each of which has a term of twelve months or less.

NOTE 7 — INCOME TAXES

The income tax benefit for the year ended December 31, 2025 comprised the following:

	$ (USD)
Current federal income tax	–
Current state income and franchise taxes	(10,260)
Refunds of income taxes relating to prior years — change in estimate	148,941
Deferred income tax	–
Total income tax benefit	**138,681**

No current federal income tax charge arises for the year. The Company incurred losses in prior years and has net operating loss carryforwards available to offset taxable income for the year ended December 31, 2025. Deferred tax assets arise principally from those carryforwards. Having regard to the cumulative losses incurred in recent years, management has concluded that it is more likely than not that the deferred tax assets will not be realized and a full valuation allowance has been recorded against them. Accordingly, no net deferred tax asset or liability is recognized as of December 31, 2025.

Refunds of income taxes relating to prior years comprise principally a refund of Illinois income tax of $148,525 received in June 2025. Those refunds relate to tax years that had closed before the beginning of the current year and are recognized in the year ended December 31, 2025 as a change in estimate. The Company has evaluated its tax positions and has concluded that no liability for unrecognized tax benefits is required to be recorded as of December 31, 2025.

NOTE 8 — RELATED PARTY TRANSACTIONS

TON Wheeling Holdings, LLC (the affiliate) is under the common control of two of the Company's directors. The Company leases its manufacturing and distribution facility from the affiliate and was charged $1,342,872 during the year ended December 31, 2025. The terms of the lease and the related lease cost are set out in Note 6, and the leasehold improvements the Company has funded at the facility are included in Note 3.

Amounts held with or owed to the affiliate as of December 31, 2025 were a security deposit of $94,688, prepaid rent of $135,767 and retention payable of $420,253 (Note 4).

Amounts due from stockholders and related parties of $1,051,674 comprise $491,464 advanced to the affiliate for its financing of the leased property and $560,210 due from stockholders for payments the Company made toward the affiliate's acquisition of that property. They are unsecured, non-interest bearing and have no stated repayment terms, and are presented as non-current assets as they are not expected to be collected within one year.

NOTE 9 — CONTINGENCIES

The Company is occasionally involved in litigation matters that arise in the ordinary course of business. There are no pending significant legal proceedings to which the Company is a party for which management believes the ultimate outcome would have a material adverse effect on the Company's financial position.

NOTE 10 — SUBSEQUENT EVENTS

Management has evaluated subsequent events through October 2, 2026, the date on which the financial statements were available to be issued. The renewal of the line of credit and the exercise of the facility lease renewal option after the reporting date are described in Notes 5 and 6. No other events require adjustment to or disclosure in the financial statements.